SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

January 4, 2012

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date:  January 4, 2012

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

Smith & Nephew to form biologics joint venture with Essex Woodlands

4 January 2012

Smith & Nephew plc (LSE: SN, NYSE: SNN), the global medical technology business, announces today that it has, through its subsidiaries ("Smith & Nephew"), agreed to form a joint venture with Essex Woodlands (www.ewhv.com), a specialist healthcare growth equity and venture capital firm, to further develop its Biologics and Clinical Therapies division. The transaction is subject to obtaining required regulatory approvals and satisfaction of other customary conditions.

The new entity, called Bioventus LLC ("Bioventus"), will be 51% owned by Essex Woodlands and 49% by Smith & Nephew. In addition to this shareholding, Smith & Nephew will receive approximately $98 million cash, which will be used to pay down debt, and a $160 million 5-year note from Bioventus. Smith & Nephew will transfer the vast majority of its US Biologics team and Clinical Therapies business to Bioventus and, for the time being, Smith & Nephew will continue to distribute Clinical Therapies products outside of the US.

Commenting on the transaction, Olivier Bohuon, Chief Executive Officer of Smith & Nephew, said:

"In a single act we have given our existing Biologics business the resources to address longer-term development projects, retained access to the exciting area of orthobiologics, realised value for reinvestment in nearer-term opportunities, and freed up management resource to focus on driving efficiencies in established markets. Essex Woodlands are strong partners and the joint venture will benefit from their significant expertise in developing healthcare businesses."

Bioventus will continue to market its current portfolio of products, including the EXOGEN◊ Ultrasound Bone Healing System and joint fluid therapy, and will seek to add further offerings. Smith & Nephew and Essex Woodlands are committed to investing a significant proportion of Bioventus' cash flow into R&D over the next five years. The business will continue to be headquartered in Durham, North Carolina and the existing management team, led by its current President, Mark Augusti, will transfer to Bioventus. Smith & Nephew will retain its research facility at York, UK.

Marty Sutter, Founding Partner and Managing Director of Essex Woodlands said, "We see tremendous growth potential with this new venture as more patients discover how active products can help heal and treat joint and bone ailments without invasive surgery. Smith & Nephew has built an excellent business and we are excited about the prospect of working with the management team on the next phase of growth as it brings more active therapeutic products to market."

In 2010 Smith & Nephew's Biologics and Clinical Therapies business generated a trading profit of $44 million on revenues of $223 million (of which $33 million came from sales outside of the US) and as at 1 October 2011 had unaudited gross assets of $121 million. The transaction is expected to be completed in the next few months and will be modestly earnings dilutive.

Ondra Partners is serving as financial advisor, and Davis Polk & Wardwell LLP is serving as legal advisor, to Smith & Nephew on the transaction.

- ends -

Enquiries

Investors/Analysts
Phil Cowdy
Smith & Nephew	+44 (0)20 7401 7646

Media
Charles Reynolds
Smith & Nephew	+44 (0) 20 7401 7646

Justine McIlroy
Brunswick	+44 (0) 20 7404 5959

About Smith & Nephew

Smith & Nephew is a global medical technology business with global leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine, Trauma and Clinical Therapies. The Company has distribution channels, purchasing agents and buying entities in over 90 countries worldwide. Annual sales in 2010 were nearly $4.0 billion.

Smith & Nephew is dedicated to helping improve people's lives. The Company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust.

About Essex Woodlands

With $2.5 billion under management, Essex Woodlands is one of the largest and oldest growth equity and venture capital firms pursuing investments in pharmaceuticals, biotechnology, medical devices, health care services, and health information technology. Since its founding in 1985, Essex Woodlands has maintained its singular commitment to the health care industry and has been involved in the founding, investing, and/or the management of over 120 health care companies ranging across all sectors, stages and geography. The team is comprised of 25 senior investment professionals with offices in Palo Alto, Houston, New York and London. For more information, please see www.ewhv.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payors and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; strategic actions, including acquisitions and dispositions, our success in integrating acquired businesses, and disruption that may result from changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business or competitive nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors.

Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊ Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.